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For further information, contact:                        Date: October 29, 1998
Melody Eckert, Technology Solutions Company
Phone: 312.228.4500



                     TECHNOLOGY SOLUTIONS COMPANY ANNOUNCES
                          STOCKHOLDERS' RIGHTS PLAN


     CHICAGO -- October 29, 1998 -- Technology Solutions Company (TSC) (NASDAQ:TSCC) announced today that its Board of Directors has adopted a Stockholder Rights Plan to protect the rights of all shareholders in the event of a hostile takeover attempt.

     The Plan was not adopted in response to any specific offer. Technology Solutions Company's financial condition, operations and earnings per share will not be affected by adoption of the Plan.

     Under the Plan, TSC will make a dividend of one preferred stock purchase right (a "Right") for each outstanding share of its common stock as of the close of business on November 9, 1998. The Rights become exercisable under certain circumstances following the announcement that any person has acquired 15 percent of the Company's common stock or the announcement that any person has commenced a tender offer for 15 percent or more of the Company's common stock. Under specified conditions, each Right will entitle the holder to purchase at the exercise price Company common stock (or if the Company is acquired in a merger or other business combination, common stock of the acquiror) having a current market value of two times the exercise price. The Rights will expire in 10 years, unless earlier redeemed or exchanged by the Company.

     Technology Solutions Company delivers business and technology consulting services that help clients transform customer relationships and improve operations. TSC partners with clients in a wide range of industries and has earned recognition as a leader in solutions for call center and enterprise customer relationship management, supply chain management, electronic commerce, financial services, and packaged software integration. The company has its headquarters in Chicago with offices throughout the U.S., Canada, Latin America, Australia and Europe. For more information on TSC, visit the company's Web site at www.techsol.com.